Theodore Gazulis

Executive Vice President and

Chief Financial Officer

415.461.5025 ext 220

tgazulis@resoluteenergy.com

September 13, 2012

Via Federal Express and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ethan Horowitz, Branch Chief

Re:	Resolute Energy Corporation
Form 10-K for Year Ended December 31, 2011
Filed March 13, 2012
File No. 001-34464

Dear Mr. Horowitz,

Set forth below are the responses of Resolute Energy Corporation (“we” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 29, 2012, regarding the above-referenced filings. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Form 10-K for Fiscal Year Ended December 31, 2011

Items 1 and 2 – Business and Properties, page 1

1.	Please refer to the following sentence on page 1: “In Items 1 and 2 of this Annual Report on Form 10-K, unless the context indicates otherwise, references to ‘Resolute’ or the ‘Company’ refer to Predecessor Resolute (as defined in Business and Properties—Company History) for all periods prior to September 25, 2009 and Resolute Energy Corporation and its subsidiaries for all periods thereafter.” Although there is no section captioned, “Company History,” we note that you define these terms and the terms, “Resolute Transaction” and “Predecessor Resolute,” in Note 1 to your consolidated financial statements. To the extent that you continue to use defined terms in your filings, please ensure that you direct the reader to the appropriate place where you provide definitions.

Resolute Energy Corporation

80 E. Sir Francis Drake Blvd., Suite 2C, Larkspur, CA 94939

Voice 415.461.5025 Fax 415.461.5045

Securities and Exchange Commission

September 13, 2012

The Company regrets the improper reference to “Business and Properties – Company History” in the Form 10-K. We acknowledge the need for appropriate definitions of all defined terms and will undertake to provide proper references in all future filings.

Estimated Net Proved Reserves, page 8

2.	We note you converted your proved undeveloped reserves (“PUDs”) to proved developed reserves at a rate of approximately 5% in 2011 and 2% in 2010. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUDs. Please tell us about your development plans in sufficient detail to explain how you intend to convert your PUDs within five years from booking considering your recent conversion rates.

We acknowledge the five year limit specified in Rule 4-10(a)(31)(ii) of Regulation S-X and believe that the Company has complied with this requirement. Our proved undeveloped reserves can be broadly summarized as follows:

Project	MMBoe
a. Aneth Unit Phase 4 CO2 flood and plant	13.3
b. Reactivate McElmo Creek Unit DC IIC water and CO2 flood and plant	10.5
c. Drilling and completion of development wells and other	4.1

Total proved undeveloped	27.9

Please note that development of approximately 85% of Resolute’s proved undeveloped reserves require long lead time construction and installation projects and are discussed in some level of detail under the caption “Description of Properties” on pages 3-8 of the Form 10-K, including the table on page 5. As such, reserve volumes will be transferred from proved undeveloped to proved developed in stages upon installation of the necessary injection, reinjection and processing infrastructure and facilities and where required, well deepenings or recompletions. Additionally in that discussion, we disclose that certain projects were “delayed based upon economic conditions in 2008 and 2009.” As such, 2009 and 2010 had anomalously low reserve development related to these types of projects. To provide further color, our plans to develop these reserves as of December 31, 2011 and at the time of the filing of the Form 10-K are outlined below:

a.	Aneth Unit Phase 4 CO2 flood and plant (48% of PUD reserves) is an ongoing tertiary recovery project, in which the initial capital spending commenced in 2010. We currently anticipate that this process will be substantially completed by the fourth quarter of 2014.

b.	McElmo Creek Unit DC IIC water and CO2 flood and plant (38% of PUD reserves) is an incremental recompletion and secondary and tertiary recovery project. Elements of the project were commenced in 2011, and we currently anticipate that it will be substantially completed by the fourth quarter of 2014.

Securities and Exchange Commission

September 13, 2012

c.	Drilling and completion of development wells and other (15% of PUD reserves) is primarily comprised of interests in approximately 20 proved undeveloped locations in North Dakota and Texas. One of these undeveloped locations was added to our reserves in 2010. The remainder were added in 2011. The vast majority of these locations will be drilled and transferred to developed in 2012 and 2013, in connection with our ongoing drilling operations.

3.	We note that your PUDs decreased from 30.4 MMBoe at December 31, 2010 to 27.9 MMBoe at December 31, 2011. The causes of the change in your PUDs beyond the development of 1.6 MMBoe is not readily apparent from the disclosure provided. Please expand your disclosure to identify and explain any other factors that caused a change in your PUDs during the year. Refer to 1203(b) of Regulation S-K.

The remaining 0.9 MMBoe decrease in PUD reserves beyond the 1.6 MMBoe from December 31, 2010, to December 31, 2011, was the result of ordinary revisions of previous estimates. Resolute deemed this small revision (less than 3% of PUD reserves, and less than 1.4% of total proved reserves) to be immaterial, and thus did not merit a detailed discussion in the Form 10-K after due consideration of Section 1203(b) of Regulation S-K. Resolute will review all such changes in the future and again consider the need for expanded disclosure in all future filings.

Acreage, page 12

4.	We note the disclosure per page 12 of your filing which indicates that approximately 25% of your total net undeveloped acreage (i.e., 131,676 acres) may expire by December 31, 2013 (i.e., 3,800 acres in 2012 and 29,200 acres in 2013). If applicable, please tell us whether delay rentals are available for these expiring tracts and whether the related fees are material. In addition, please tell us about the nature of the capitalized costs associated with the expiring acreage.

As you note, we make the following disclosure on page 12 of the Form 10-K, “Approximately 3,800 net acres of undeveloped acreage expires in 2012 and approximately 29,200 and 9,900 net acres expire in 2013 and 2014, respectively. Approximately 14,000 net acres that expire in 2013 relate to acreage in the Black Warrior Basin in Alabama.”

We also make the following disclosure in Note 2 to the Consolidated Financial Statements, “Investments in unproved properties are not depleted, pending determination of the existence of proved reserves. The Company’s investments in unproved properties are related to exploration plays in the Big Horn Basin in Wyoming, the Williston Basin in North Dakota and the Permian Basin in Texas. The Company expects to evaluate these locations for the existence of proved reserves in the next 1 to 3 years. Unproved properties are assessed at least annually to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. Where it is not practicable to assess individually the amount of impairment of properties for which costs are not individually significant, such properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized, or is reported as a period expense as appropriate.”

Securities and Exchange Commission

September 13, 2012

Consistent with our accounting policy, at December 31, 2011, all historical costs associated with the 14,000 net acres that expire in 2013 in the Black Warrior Basin had previously been transferred to costs being amortized in our full cost pool and therefore, no costs remain in Unproved properties at such date.

With respect to the remaining 19,000 acres that might expire in 2012 and 2013, approximately 11,900 acres, 6,600 acres and 500 acres are located in North Dakota, Texas and Wyoming, respectively.

The carrying costs of the 11,900 acres in North Dakota approximated $9,000,000 at December 31, 2011. Based upon the two-rig drilling schedule at that date, approximately 87%, or 10,400 acres, were expected to be held through drilling prior to lease expiration, 11%, (1,300 acres) were expected to be extended pursuant to existing lease terms at an average cost of $750 per acre, or a total of less than $1,000,000, and 2% (200 acres) may expire if no other measures to sell, farmout or extend are taken by the Company.

The carrying costs of the 6,600 acres in Texas approximate $18,000,000 at December 31, 2011. Based upon a multi-rig drilling schedule at that date, approximately 77% (5,100 acres) were expected to be held through drilling prior to lease expiration, 18% (1,200 acres) were expected to be extended pursuant to existing lease terms at an average cost of $400 per acre, or a total of less than $500,000, and 5% (300 acres) may expire if no other measures to sell, farmout or extend are taken by the Company.

The carrying costs of the 500 acres in Wyoming approximate an immaterial amount of $40,000.

As a result, in light of our analysis at the time and after a review occasioned by your inquiry, the Company was and is of the opinion that these costs and options to extend are ordinary and customary in the oil and gas exploration and production industry, and are immaterial for additional disclosure in our Form 10-K. Resolute will review all such expirations and extensions in the future and again consider the need for expanded disclosure in all future filings.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 13, 2012

Very truly yours,

Resolute Energy Corporation

/s/ Theodore Gazulis

Theodore Gazulis

Chief Financial Officer